UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2003

PROTEIN DESIGN LABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-19756	94-3023969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34801 Campus Drive
Fremont, California 94555
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (510) 574-1400

Not Applicable

(Former name or former address, if changed since last report)

Item 5. Other Matters

On June 23, 2003, Protein Design Labs, Inc. (the "Company") issued a press release updating the status of Genentech, Inc.'s humanization patent license arrangement with the Company.

The foregoing matter is discussed in greater detail in the Company's press release, a copy of which is attached hereto as Exhibit 99.1.

Item 7. Financial Statements and Exhibits

(c)   Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 23, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTEIN DESIGN LABS, INC.

Date: June 23, 2003   By: /s/ Glen Sato _____
                                                        Glen Sato
                                               Senior Vice President and
                                               Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
99.1	Press release dated June 23, 2003.